[redacted]

03012810

UNITED STATES
.TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/7/2003

VF 3-6-03

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SEC MAIL PROCESSING RECEIVED MAR 06 2003 WASH. D.C. 165 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33047

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGELLAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20610 HARPER AVENUE
(No. and Street)

HARPER WOODS, (City) MICHIGAN (State) 48225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY M. LAYMON (313) 884-8334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERRIN FORDREE & COMPANY, P.C., CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

901 WILSHIRE, SUITE 400 (Address) TROY, (City) MICHIGAN (State) 48084 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

OATH OR AFFIRMATION

I, TERRY M. LAYMON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAGELLAN SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARRYL E. JOHN
Notary Public, Oakland County, MI
My Commission Expires Jan. 25, 2005

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

During our audit, nothing came to our attention to indicate that the Company was in violation of the Exemptive provision, 15-(3-3x2.1).

MAGELLAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

MAGELLAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

MAGELLAN SECURITIES, INC.

- CONTENTS -

Edward J. Phillips CPA
Robert S. Gigliotti CPA
Ronald H. Frechen CPA
Robert E. Hagedorn CPA
Thomas W. Larson M.A.
Roger G Zulauf CPA
Judith K. Caldwell CPA
Garrett P. Klein CPA
Michael J. Mayette CPA
Sandra L. Gohlke CPA
Kevin P. Cairns CPA

PERRIN FORDREE & COMPANY P.C.
CERTIFIED PUBLIC ACCOUNTANTS

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors

Independent Auditors' Report

To the Board of Directors
Magellan Securities, Inc.
Harper Woods, Michigan

We have audited the accompanying statement of financial condition of **MAGELLAN SECURITIES, INC.** as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGELLAN SECURITIES, INC.** at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Perrin Fordree & Company, P.C.

PERRIN, FORDREE & COMPANY, P.C.

Troy, Michigan
January 13, 2003

Global Representation offered through
membership in
INTEGRA® INTERNATIONAL®

901 Wilshire Dr.
Suite 400
Troy, Michigan 48084
248/362-3600
Fax 248/362-4707

MAGELLAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
CURRENT ASSETS:		
Cash	$ 12,806	$ 4,223
Cash - restricted	15,000	15,000
Commissions receivable	83,384	40,174
Deferred taxes	3,958	4,256
Income tax receivable	-	234
Total current assets	115,148	63,887
PROPERTY AND EQUIPMENT:		
Office equipment	1,419	1,419
Less accumulated depreciation	(1,419)	(1,419)
Net property and equipment	-	-
Total assets	$115,148	$ 63,887

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Commissions payable	$ 72,961	$ 36,156
Accounts payable	24,000	12,324
Total current liabilities	96,961	48,480
STOCKHOLDERS' EQUITY:		
Common stock - $1 par value:		
Authorized - 50,000 shares		
Issued and outstanding - 3,825 shares	3,825	3,825
Retained earnings	14,362	11,582
Total stockholders' equity	18,187	15,407
Total liabilities and stockholders' equity	$ 115,148	$ 63,887

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31,	
	2002	2001
REVENUES - commissions	$ 533,639	$376,800
EXPENSES:		
Commission expense	428,598	310,268
Other operating expenses	102,025	100,627
	530,623	410,895
LOSS FROM OPERATIONS	3,016	(34,095)
OTHER INCOME - interest	296	1,221
INCOME (LOSS) BEFORE INCOME TAXES	3,312	(32,874)
INCOME TAXES - (BENEFIT)	532	(4,574)
NET INCOME (LOSS)	$ 2,780	$ (28,300)

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	$1 PAR VALUE COMMON STOCK		
	NUMBER OF SHARES	VALUE	RETAINED EARNINGS
BALANCE - January 1, 2001	$ 3,825	$ 3,825	$ 39,882
NET LOSS FOR THE YEAR	-	-	(28,300)
BALANCE - December 31, 2001	3,825	3,825	11,582
NET INCOME FOR THE YEAR	-	-	2,780
BALANCE - December 31, 2002	$ 3,825	$ 3,825	$ 14,362

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2002	YEAR ENDED DECEMBER 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 490,195	$ 356,166
Cash paid to suppliers and representatives	(482,142)	(380,001)
Interest received	296	1,712
Income taxes	234	(247)
NET CASH FROM (TO) OPERATING ACTIVITIES	8,583	(22,370)
CASH:		
BALANCE - beginning of year	19,223	41,593
BALANCE - end of year	$ 27,806	$ 19,223

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

	2002	2001
NET INCOME (LOSS)	$ 2,780	$ (28,300)
Changes in assets and liabilities which increase (decrease) cash flows:		
Commissions receivable	(43,210)	(20,634)
Interest receivable	-	491
Accounts payable and accrued expenses	48,481	30,894
Income taxes payable	532	(4,821)
Total adjustments	5,803	5,930
NET CASH FROM (TO) OPERATING ACTIVITIES	$ 8,583	$ (22,370)

The accompanying notes are an integral part of the financial statements.

MAGELLAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Magellan Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to Generally Accepted Accounting Principles and have been consistently applied in the preparation of the financial statements.

Organization

Magellan Securities, Inc. (the Company) was incorporated on December 18, 1984, under the laws of the State of Michigan. The Company is a registered securities broker/dealer that places customer trades through a clearing broker or directly with mutual funds. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking and savings accounts with maturities of three months or less.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the accelerated methods over the estimated useful class life of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes.

Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Temporary differences giving rise to the deferred tax asset consist of net operating loss carryforwards and cash basis method on accounting used for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH - RESTRICTED:

Magellan Securities, Inc. is required to maintain an escrow deposit account with its correspondent broker/dealer to assure the performance of the obligations of the Company under the terms of their agreement.

MAGELLAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

NOTE 3 - NET CAPITAL:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2002 and 2001, the Company's net capital was $18,187 and $15,407, respectively. Minimum required net capital is $6,427, and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately 5.3 to 1 and 3.1 to 1, respectively.

NOTE 4 - INCOME TAXES:

The components of income tax expense are as follows for the years ended December 31:

	2002	2001
Federal income tax currently payable (refundable)	$ 234	$ (234)
Deferred income tax - change	298	(4,340)
Income taxes expense (benefit)	$ 532	$ (4,574)

As of December 31, 2002 and 2001, the components of deferred income taxes consisted of the following:

	2002	2001
Cash basis adjustment	$ 2,036	$ 1,246
Net operating loss carryforward	1,922	3,010
Total	$ 3,958	$ 4,256

The Company has available at December 31, 2002, unused operating loss carryforwards in the amount of $12,815, which may be applied against future taxable income, that expire December 31, 2017.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of primarily individual investors. The transactions are executed with brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains its cash account in a commercial bank located in Michigan. The account is guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2002 and 2001, the total balance was insured.

NOTE 7 - CONTINGENCIES:

Various legal actions and other claims could be asserted against the Company. Litigation is subject to many uncertainties. Magellan could be obligated to pay a fine of $20,000. Magellan's possible liability is joint and several, and Magellan's joint obligor will, if need be, assume responsibility for paying the fine.